UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2013 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2012 (BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	01/31/2013
Banco Santander Individual Publication - BRGAAP	01/31/2013

Annual and Consolidated Financial Statements, as of 12/31/2012 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/28/2013

Standardized Financial Statements (DFP), as of 12/31/2012 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/31/2013

Standardized Financial Statements (DFP), as of 12/31/2012 – IFRS Banco Santander – Consolidated

EVENT	DATE
Submission to BM&F Bovespa and CVM	03/28/2013

Cash proceeds in the allocation of the result for fiscal year of 2012* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/28/2012	400,000,000	Gross R$ 0.960000960	Gross R$ 1.056001060	Gross R$ 105.600105800	8/29/2012
Intermediary dividends	06/27/2012	490,000,000	Gross R$ 1.176335400	Gross R$ 1.293968940	Gross R$ 129.396894000	8/29/2012
Interim dividends	06/27/2012	410,000,000	Gross R$ 0.984280640	Gross R$ 1.082708700	Gross R$ 108.270870200	8/29/2012
Interest on Equity	06/27/2012	170,000,000	Gross R$ 0.408116360	Gross R$ 0.448928000	Gross R$ 44.892799800	8/29/2012
Intermediary dividends	09/26/2012	350,000,000	Gross R$ 0.840247828	Gross R$ 0.924272611	Gross R$ 92.42726109	2/26/2013
Interest on Equity	12/19/2012	450,000,000	Gross R$ 1,080363200	Gross R$ 1,188399520	Gross R$ 118,839951964	2/26/2013
Intermediary dividends	12/19/2012	250,000,000	Gross R$ 0,6002017776	Gross R$0,6602219554	Gross R$ 66,0221955380	2/26/2013

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2013.

Cash proceeds in the allocation of the result for fiscal year of 2013 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day From
			ON	PN	UNIT
Interest on Equity	03/27/2013	300,000,000.00	0.720049979	0.792054977	79.205497685	as of 08/29/2013

Reference Form as of current year

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2013

Annual Information – 20F, as of 12/31/2012

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	03/28/2013

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter	04/25/2013
Referring to 2nd quarter	07/30/2013
Referring to 3rd quarter	10/24/2013

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/25/2013
- Referring to 2nd quarter	07/30/2013
- Referring to 3rd quarter	10/24/2013

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – January 16th, 17th and 18th, 2013 Valor Econômico – January 16th, 17th and 18th, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	01/15/2013
General Shareholders’ Meeting	02/15/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/15/2013

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – 03/29/2013, 04/02/2013 and 04/03/2013 Valor Econômico – 03/29/2013, 04/02/2013 and 04/03/2013
Submission of the Call Notice to BM&F Bovespa, CVM and accessible to stockholders accompanied by the Administrative Proposal.	03/28/2013
Annual and General Shareholders’ Meeting	04/29/2013
Submission of the Minutes of the Annual and General Shareholders’ Meeting to BM&F Bovespa, CVM and accessible to stockholders	04/29/2013

Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting: (i)  Acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2012, as well as the Report of the Audit Committee for the Company´s Financial Statements, all referred to the fiscal year ended on December 31, 2012; (ii)  Approve the information of the fourth quarter of the year of 2012 and the Company´s Financial Statements, related to the half of the fiscal year ended in December 31,2012, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (iii) Approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2012; (iv)  Approve the modification of the Internal Rules of the Company’s Remuneration and Nomination Committee; and (v)  Ratify the exoneration of members of the Board of Executive Officers.

01/30/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/30/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To propose to the Shareholders Meeting the global remuneration of the Officers and Audit Committee’s members; (b)  To approve the Ombudsman Report related to the second semester of 2012 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (c) To acknowledge and to approve the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, which came into operation on February 1,2013, and revoked the Resolution #2.804, of December 21, 2000, as well as the report with the structure and management of the liquidity ratios; (d) To propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2012 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; and (e)  To know the economics-financials results of the Company relative to January and February, 2013.

02/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	02/27/2013
EVENT	DATE
Board of Directors’ Meeting: To approve the election of the members of the Company’s Audit Committee for a new term.	03/18/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/18/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  to approve the reconduction Mr. Fernando Díaz Roldán at the position of Executive Director of the Company, according recommendation by the Committee of the Remuneration and Nomination; (b)  To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2012; (c) To approve the Interest on the Company´s Capital; (d)  To know the Form 20-F; and (e)  To know the implementation of the management structure of capital, and establish the procedures and parameters relating to Internal Process Assessment of Capital Adequacy (ICAAP), wich should occur by June 30, 2013, pursuant the National Monetary Council Resolution # 3988 and of the Circular # 3547, of the Central Bank of Brazil, as well as knowing the impact of Basel III on the tax credits, for purposes of calculating capital.

03/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/27/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To approve the Plans and Regulations Long Term Incentives for 2013; and (b)  To authorize the Board of Executive Officers of the Company to conclude contracts for financial protection in respect of obligations under the Plans and Regulations Long Term Incentives already granted by the Company from 2012 and that may be granted from the date hereof, ratifying the acts previously performed the Board of Executive Officers of the Company accordingly.

03/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/28/2013
EVENT	DATE
Board of Directors’ Meeting	04/17/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/17/2013
EVENT	DATE
Board of Directors’ Meeting	04/24/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/24/2013
EVENT	DATE
Board of Directors’ Meeting	05/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/28/2013
EVENT	DATE
Board of Directors’ Meeting	06/26/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/26/2013
EVENT	DATE
Board of Directors’ Meeting	07/29/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/29/2013
EVENT	DATE
Board of Directors’ Meeting	08/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	08/28/2013
EVENT	DATE
Board of Directors’ Meeting	09/25/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	09/25/2013
EVENT	DATE
Board of Directors’ Meeting	10/23/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	10/23/2013
EVENT	DATE
Board of Directors’ Meeting	11/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	11/27/2013
EVENT	DATE
Board of Directors’ Meeting.	12/18/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	12/18/2013

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2012	From 01/16/2013 to 01/30/2013
- Referring to 1st quarter of 2013	From 04/10/2013 to 04/24/2013
- Referring to 2nd quarter of 2013	From 07/15/2013 to 07/29/2013
- Referring to 3rd quarter of 2013	From 10/09/2013 to 10/23/2013

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/27/2013 – São Paulo – SP (Brazil) Santander Tower Presidente Juscelino Kubitschek Avenue; nº 2041 and 2235 – Bloco A Time: 3:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	05/15/2013 – Belo Horizonte – MG (Brazil) Place to be defined Time: 7:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	05/23/2013 – Brasília – DF Place to be defined Time: 7:00 p.m. (local time)
Public Meeting with Analysts and Shareholders	08/14/2013 – Rio de Janeiro – RJ Stock Exchange XV de Novembro Square, 20, Térreo Time: 4:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	08/22/2013 – Recife – PE Place to be defined Time: 7:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	11/26/2013 – Porto Alegre – RS Santander Cultural Sete de Setembro Street, 1028, Centro Histórico Time: 7:00 p.m. (Brasilia’s Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 4, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer